Sticker to Prospectus

The Prospectus for ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) consists of (1) this sticker, (2) the Prospectus, dated June 6, 2011, (3) the Supplement No. 1, dated August 12, 2011, (4) the Supplement No. 2, dated November 14, 2011, (5) the Supplement No. 3, dated December 28, 2011, (6) the Supplement No. 4, dated March 30, 2012, (7) the Supplement No. 5, dated May 15, 2012, (8) the Supplement No. 6, dated August 14, 2012, (9) the Supplement No. 7, dated November 15, 2012, and (10) this Supplement No. 8, dated December 21, 2012, which (i) contains information related to the current status of the offering, (ii) updates certain information relating to compensation paid to affiliates of Fund Fifteen and certain non-affiliates, and (iii) updates information regarding the officers of Fund Fifteen’s general partner and investment manager.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-169794

ICON ECI FUND FIFTEEN, L.P.

SUPPLEMENT NO. 8
DATED DECEMBER 21, 2012

TO PROSPECTUS DATED
JUNE 6, 2011

Summary

ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”) is providing you with this Supplement No. 8, dated December 21, 2012 (“Supplement No. 8”), to update the Prospectus, dated June 6, 2011 (the “Prospectus”), as amended by Supplement No. 1, dated August 12, 2011 (“Supplement No. 1”), Supplement No. 2, dated November 14, 2011 (“Supplement No. 2”), Supplement No. 3, dated December 28, 2011 (“Supplement No. 3”), Supplement No. 4, dated March 30, 2012 (“Supplement No. 4”), Supplement No. 5, dated May 15, 2012 (“Supplement No. 5”), Supplement No. 6, dated August 14, 2012 (“Supplement No. 6”), and Supplement No. 7, dated November 15, 2012 (“Supplement No. 7”).  The information in this Supplement No. 8 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7.  This Supplement No. 8 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7.

The primary purposes of this Supplement No. 8 are to:

•	Describe the current status of the offering;

•	Update certain information relating to compensation paid to affiliates of Fund Fifteen and certain non-affiliates;

•	Update information regarding the officers of Fund Fifteen’s general partner, ICON GP 15, LLC (the “General Partner”) and investment manager, ICON Capital Corp. (the “Investment Manager”).

Current Status of the Offering

The initial closing date for Fund Fifteen was July 28, 2011, the date on which Fund Fifteen raised $1,200,000 and reached the minimum offering amount.   On November 17, 2011, Fund Fifteen achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of Tennessee.  As of December 19, 2012, 147,454 limited partnership interests have been sold to 3,577 limited partners, representing $146,924,122 of capital contributions to Fund Fifteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through December 19, 2012, Fund Fifteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $9,891,805 and (ii) underwriting fees to affiliated parties in the amount of $4,317,806.  Through December 19, 2012, organizational and offering expenses in the amount of $2,418,174 were paid or incurred by Fund Fifteen, its General Partner or its General Partner’s affiliates.  These fees and expense reimbursements are described on pages 39 through 40 of the Prospectus.

Management

The disclosure under the heading “Management” on pages 70 through 72 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7, is hereby replaced in its entirety with the following:

MANAGEMENT

Our General Partner

Our General Partner was formed as a Delaware limited liability company on September 23, 2010 to act as our general partner. Its principal office is located at 3 Park Avenue, 36th Floor, New York, New York 10016, and its telephone number is (212) 418-4700. The sole member of our General Partner is ICON Capital Corp., our Investment Manager. The officers and directors of our General Partner as of the date of this prospectus are as follows:

Name	Age	Title
Michael A. Reisner	42	Co-Chief Executive Officer, Co-President and Director
Mark Gatto	40	Co-Chief Executive Officer, Co-President and Director
Nicholas A. Sinigaglia	43	Managing Director and Principal Financial and Accounting Officer
Craig A. Jackson	53	Managing Director

Biographical information regarding the officers and directors of our General Partner follows the table setting forth information regarding our Investment Manager’s current executive officers and directors.

Our Investment Manager

Our Investment Manager was formed in 1985 and is a Delaware corporation. Its principal office is located at 3 Park Avenue, 36th Floor, New York, New York 10016, and its telephone number is (212) 418-4700. The following table provides information regarding our Investment Manager’s executive officers as of the date of this prospectus.

Name	Age	Title
Michael A. Reisner	42	Co-Chief Executive Officer, Co-President and Director
Mark Gatto	40	Co-Chief Executive Officer, Co-President and Director
Nicholas A. Sinigaglia	43	Managing Director and Principal Financial and Accounting Officer
David J. Verlizzo	39	Managing Director and Counsel
Craig A. Jackson	53	Managing Director
Harry Giovani	38	Managing Director and Chief Credit Officer

Michael A. Reisner, Co-Chairman, Co-Chief Executive Officer and Co-President, joined our Investment Manager in 2001. Mr. Reisner has been a Director since May 2007. Mr. Reisner was formerly Chief Financial Officer from January 2007 through April 2008. Mr. Reisner was also formerly Executive Vice President — Acquisitions from February 2006 through January 2007. Mr. Reisner was Senior Vice President and General Counsel from January 2004 through January 2006. Mr. Reisner was Vice President and Associate General Counsel from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney with Brodsky Altman & McMahon, LLP in New York, concentrating on commercial transactions. Mr. Reisner received a J.D. from New York Law School and a B.A. from the University of Vermont.

Mark Gatto, Co-Chairman, Co-Chief Executive Officer and Co-President, has been a Director since May 2007. Mr. Gatto originally joined our Investment Manager in 1999 and was previously Executive Vice President and Chief Acquisitions Officer from May 2007 to January 2008. Mr. Gatto was formerly Executive Vice President — Business Development from February 2006 to May 2007 and Associate General Counsel from November 1999 through October 2000. Before serving as Associate General Counsel, Mr. Gatto was an attorney with Cella & Goldstein in New Jersey, concentrating on commercial transactions and general litigation matters. From November 2000 to June 2003, Mr. Gatto was Director of Player Licensing for the Topps Company and, in July 2003, he co-founded ForSport Enterprises, LLC, a specialty business consulting firm in New York City, and served as its managing partner before re-joining our Investment Manager in April 2005. Mr. Gatto received an M.B.A. from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Nicholas Sinigaglia, Managing Director, joined the Investment Manager in March 2008 as a Vice President of Accounting and Finance and was promoted to Managing Director in July 2011.  Mr. Sinigaglia was previously the Chief Financial Officer of Smart Online, Inc. from February 2006 through March 2008 and the Vice President of Ray-X Medical Management Corp. from 1997 through 2005.  Mr. Sinigaglia began his accounting career at Arthur Andersen LLP in 1991 where he was employed through 1997, rising to the level of Audit Manager.  Mr. Sinigaglia received a B.S. from the University of Albany and is a certified public accountant.

David J. Verlizzo, Managing Director and Counsel, joined ICON in 2005. Mr. Verlizzo was formerly Vice President and Deputy General Counsel from February 2006 to July 2007 and was Assistant Vice President and Associate General Counsel from May 2005 until January 2006. Previously, from May 2001 to May 2005, Mr. Verlizzo was an attorney with Cohen Tauber Spievack & Wagner LLP in New York, concentrating on public and private securities offerings, securities law compliance and corporate and commercial transactions. Mr. Verlizzo received a J.D. from Hofstra University School of Law and a B.S. from The University of Scranton.

Craig A. Jackson, Managing Director, was previously Vice President — Remarketing and Portfolio Management from February 2006 through March 2008. Previously, from October 2001 to February 2006, Mr. Jackson was President and founder of Remarketing Services, Inc., a transportation equipment remarketing company. Prior to 2001, Mr. Jackson served as Vice President of Remarketing and Vice President of Operations for Chancellor Fleet Corporation (an equipment leasing company). Mr. Jackson received a B.A. from Wilkes University.

Harry Giovani, Managing Director and Chief Credit Officer, joined our Investment Manager in April 2008. From March 2007 to January 2008, Mr. Giovani was Vice President for FirstLight Financial Corporation, responsible for underwriting and syndicating middle market leveraged loan transactions. Previously, from April 2004 to March 2007, he worked at GE Commercial Finance, initially as an Assistant Vice President in the Intermediary Group, where he was responsible for executing middle market transactions in a number of industries including manufacturing, steel, paper, pharmaceutical, technology, chemicals and automotive, and later as a Vice President in the Industrial Project Finance Group, where he originated highly structured project finance transactions. Mr. Giovani started his career in 1997 at Citigroup’s Citicorp Securities and CitiCapital divisions, where he spent six years in a variety of roles of increasing responsibility including underwriting, origination and strategic marketing/business development. Mr. Giovani graduated from Cornell University in 1996 with a B.S. in Finance.

Committees

Disclosure Committee.  Our Investment Manager has established a disclosure committee to ensure that all disclosures and forward-looking statements made by us to our investors and/or the investment community are accurate and complete, fairly present our financial condition and results of operations in all material respects, and are made on a timely basis, as required by applicable laws and regulations. The disclosure committee is currently comprised of Messrs. Reisner, Sinigaglia and Verlizzo.

Investment Committee.  Our Investment Manager has established an investment committee that has set, and may from time to time revise, standards and procedures for the review and approval of potential investments and for allocating potential investments among the equipment funds sponsored and/or managed by our Investment Manager and its affiliates. The investment committee is responsible for supervising and approving all investments. The investment committee will consist of at least two persons designated by our Investment Manager. Our Investment Manager expects that all such persons will be its officers or officers of its affiliates. The investment committee will make decisions by unanimous vote. As of the date of this prospectus, the members of the investment committee are Messrs. Reisner, Gatto, Jackson and Giovani.

Investment Objectives and Strategy

The last sentence of the first paragraph under the heading “Investment Objectives and Strategy—Investment Approval Procedures” on page 82 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6 and Supplement No. 7, is hereby replaced in its entirety with the following:

As of the date of this prospectus, the members of the investment committee are Messrs. Reisner, Gatto, Jackson and Giovani.

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